Red Line Safety, Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended August 31, 2023 and 2024

Red Line Safety, Inc.
Balance Sheet
As of August 31, 2024

	Aug 31, 24	Aug 31, 23
ASSETS		
Current Assets		
Checking/Savings		
Five Star Bank Checking	50.00	50.00
Wells Fargo Checking 5425	13,327.57	55,886.39
Total Checking/Savings	13,377.57	55,936.39
Other Current Assets		
Loan to Shareholder		
Loan to Matt Baltz	6,000.00	40,000.00
Total Loan to Shareholder	6,000.00	40,000.00
Total Other Current Assets	6,000.00	40,000.00
Total Current Assets	19,377.57	95,936.39
Fixed Assets		
3D Printer (Dave) 6.1.24	984.00	0.00
Computer (Scott) 7.17.24	2,159.99	0.00
V-Nose Enclosed Trailer 7/27/23		
Trailer Flooring 8/7/2023	371.92	371.92
V-Nose Enclosed Trailer 7/27/23 - Other	10,500.93	10,500.93
Total V-Nose Enclosed Trailer 7/27/23	10,872.85	10,872.85
Total Fixed Assets	14,016.84	10,872.85
Other Assets		
NP & International Patent		
IMSAFE Patent	10,072.74	10,072.74
Mini/Gateway Patent	26,958.65	13,840.40
Total NP & International Patent	37,031.39	23,913.14
Total Other Assets	37,031.39	23,913.14
TOTAL ASSETS	**70,425.80**	**130,722.38**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
Capital One CC Parent Reconcile		
Capital One CC (Karen) 3051	4,814.63	3,964.33
Capital One CC (Scott) 7576	131,340.35	97,868.03
Capital One CC Parent Reconcile - Other	-132,615.78	-96,792.79
Total Capital One CC Parent Reconcile	3,539.20	5,039.57

Red Line Safety, Inc.
Balance Sheet
As of August 31, 2024

	Aug 31, 24	Aug 31, 23
Wells Fargo CC 0006 (closed)	0.00	7,570.32
Wells Fargo CC 9842	756.76	0.00
Total Credit Cards	4,295.96	12,609.89
Total Current Liabilities	4,295.96	12,609.89
Long Term Liabilities		
Loan From Shareholder		
Scott/Karen Holman	76,227.91	63,935.98
Scott/Karen Holman Payback	-8,144.58	-5,112.58
Total Loan From Shareholder	68,083.33	58,823.40
Total Long Term Liabilities	68,083.33	58,823.40
Total Liabilities	72,379.29	71,433.29
Equity		
Additional Paid-In Capital		
Dave McGillicuddy		
Dave McGillicuddy Payback	-20,000.00	-10,000.00
Dave McGillicuddy - Other	80,000.00	80,000.00
Total Dave McGillicuddy	60,000.00	70,000.00
Sierra Pacific Income Fund		
SPIF Payback	-4,000.00	0.00
Sierra Pacific Income Fund - Other	25,000.00	25,000.00
Total Sierra Pacific Income Fund	21,000.00	25,000.00
Total Additional Paid-In Capital	81,000.00	95,000.00
Capital Stock		
Aaron & Valerie Lott	5,000.00	5,000.00
Gerald & Sharon Shaltz	40,000.00	40,000.00
John & Sandra Hensley	28,815.00	28,815.00
Joseph & Julie Gibson	6,000.00	0.00
Joseph McGillicuddy	50,000.00	50,000.00
Justin & Stephanie Mendoza	10,000.00	10,000.00
Matt & Angelica Baltz	25,000.00	25,000.00
Matthew & Justine Auer	5,000.00	5,000.00
McCormack Family	51,185.00	51,185.00
Scott & Karen Holman	35,000.00	25,000.00
Tom Chen	10,000.00	10,000.00
Total Capital Stock	266,000.00	250,000.00

Red Line Safety, Inc.
Balance Sheet
As of August 31, 2024

	Aug 31, 24	Aug 31, 23
Opening Balance Equity	-1,185.00	-1,185.00
Retained Earnings	-284,525.91	-324,453.21
Net Income	-63,242.58	39,927.30
Total Equity	-1,953.49	59,289.09
TOTAL LIABILITIES & EQUITY	70,425.80	130,722.38

Red Line Safety, Inc.
Income Statement

Income Statement	08/31/22	08/31/23
Revenue - net	$261	$127,350
Cost of revenue	-$44,869	-$38,356
Gross profit/loss	-$44,608	$88,994
Operating expenses	-$17,156	-$56,457
Operating profit/loss	-$61,764	$32,537
Other income/expense	$574	$7,390
Net profit/loss	-$61,190	$39,927

Unaudited

Red Line Safety, Inc.
Profit & Loss
September 2023 through August 2024

	Sep '23 - Aug 24
Ordinary Income/Expense	
Income	
Grant Income	32,650.00
Total Income	32,650.00
Cost of Goods Sold	
Materials & Supplies	482.05
Purchases - Hardware for Resale	21,242.43
Total COGS	21,724.48
Gross Profit	10,925.52
Expense	
Advertising and Promotion	2,256.63
Automobile Expense	
Fuel	4,579.63
Parking & Tolls	261.24
Registration	485.00
Repairs & Maintenance	377.92
Total Automobile Expense	5,703.79
Bank Fees & Service Charges	9.45
Client & Executive Gifts	510.12
Computer and Internet Expenses	1,617.15
Dues and Subscriptions	359.00
Event Fees	1,108.99
Interest Expense	208.76
Meals and Entertainment	
Non-Deductible Entertainment	78.48
Meals and Entertainment - Other	308.81
Total Meals and Entertainment	387.29
Office Supplies	1,618.94
Postage and Delivery	57.61
Professional Fees	
Accounting	800.00
Professional Fees - Other	56,038.51
Total Professional Fees	56,838.51

Red Line Safety, Inc.
Profit & Loss
September 2023 through August 2024

	Sep '23 - Aug 24
Supplies	
PPE	123.20
Supplies - Other	336.95
Total Supplies	460.15
Taxes Paid	
CA Corp Tax	
FTB Penalties	68.22
CA Corp Tax - Other	1,630.00
Total CA Corp Tax	1,698.22
Total Taxes Paid	1,698.22
Telephone Expense	2,078.52
Travel Expense	
Flights	2,447.16
Lodging	425.21
Transportation/Ride Share	296.64
Travel Meals	94.84
Travel Expense - Other	2.81
Total Travel Expense	3,266.66
Utilities	
Internet	495.00
Total Utilities	495.00
Total Expense	78,674.79
Net Ordinary Income	-67,749.27
Other Income/Expense	
Other Income	
Bank/CC Rewards	545.89
Reimbursements	15.00
Returns/Refunds	3,945.80
Total Other Income	4,506.69
Net Other Income	4,506.69
Net Income	**-63,242.58**

Red Line Safety, Inc.
Statement of Cash Flows

Statement of Cash Flows	08/31/22	08/31/23
Cash flows from operating activities	-$62,694	$6,247
Cash flows from financing activities	$50,983	$53,130
Cash flows from investing activities	-$7,572	-$27,213
Cash at beginning of period	$43,055	$23,772
Net increase/decrease in casl	-$19,283	$32,164
Cash at the end of period	$23,772	$55,936

Unaudited

Red Line Safety, Inc.
Statement of Cash Flows
September 2023 through August 2024

	Sep '23 - Aug 24
OPERATING ACTIVITIES	
Net Income	-63,242.58
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Loan to Shareholder:Loan to Matt Baltz	34,000.00
Capital One CC Parent Reconcile	-35,822.99
Capital One CC Parent Reconcile:Capital One CC (Karen) 3051	850.30
Capital One CC Parent Reconcile:Capital One CC (Scott) 7576	33,472.32
Wells Fargo CC 0006 (closed)	-7,570.32
Wells Fargo CC 9842	756.76
Net cash provided by Operating Activities	**-37,556.51**
INVESTING ACTIVITIES	
3D Printer (Dave) 6.1.24	-984.00
Computer (Scott) 7.17.24	-2,159.99
NP & International Patent:Mini/Gateway Patent	-13,118.25
Net cash provided by Investing Activities	**-16,262.24**
FINANCING ACTIVITIES	
Loan From Shareholder:Scott/Karen Holman	12,291.93
Loan From Shareholder:Scott/Karen Holman Payback	-3,032.00
Additional Paid-In Capital:Dave McGillicuddy:Dave McGillicuddy Payback	-10,000.00
Additional Paid-In Capital:Sierra Pacific Income Fund:SPIF Payback	-4,000.00
Capital Stock:Joseph & Julie Gibson	6,000.00
Capital Stock:Scott & Karen Holman	10,000.00
Net cash provided by Financing Activities	**11,259.93**
Net cash increase for period	**-42,558.82**
Cash at beginning of period	**55,936.39**
Cash at end of period	**13,377.57**

Red Line Safety, Inc.
Statement of Changes in Equity

	Aug 31, 24	Aug 31, 23
Opening Balance Equity	-1,185.00	-1,185.00
Retained Earnings	-284,525.91	-324,453.21
Net Income	-63,242.58	39,927.30
Total Equity	-1,953.49	59,289.09

Red Line Safety, Inc.
Notes to the Financial Statements
For the fiscal year ended August 31, 2023 and 2024
$USD

1. ORGANIZATION AND PURPOSE

Red Line Safety, Inc. (the "Company") is a corporation organized in September 2018 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. RELATED PARTY TRANSACTIONS

In 2020, the Company entered into a related party loan transaction with its founders, Scott Holman and David McGillicuddy. Both Scott and David loaned the Company $120,000 each. These loans have no interest rate and a maturity date of 8/31/25.

5. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.